FIRST ALLIED SECURITIES, INC.
(SEC I.D. No. 8-46167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46167

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Allied Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Broadway, 12th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore Horwith **(310) 257-7782**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)
Deloitte & Touche LLP

555 West 5th Street, Suite 2700	Los Angeles,	California	90013-1010
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
First Allied Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 26, 2021

We have served as the Company's auditor since 2016.

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	12,492,373
Commissions and fees receivable		8,338,456
Receivable from clearing broker		1,773,302
Related party receivables		1,533,501
Other receivables		1,362,719
Advisor notes receivable, net of allowance of $194,169		598,064
Deferred charges		896,140
Deferred income tax		2,389,667
Other assets		950,799
Total assets	$	30,335,021

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	9,302,025
Accrued expenses and accounts payable		459,825
Accrued compensation		539,226
Related party payable		136,838
Regulatory and litigation reserves		405,000
Deferred credit		1,410,468
Other liabilities		292,872
Total liabilities		12,546,254

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		27,968,045
Accumulated deficit		(10,179,279)
Total stockholder's equity		17,788,767
Total liabilities and stockholder's equity	$	30,335,021

The accompanying notes are an integral part of this Statement of Financial Condition.

FIRST ALLIED SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holding, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of Cetera First Holdings LLC, which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc., which is a wholly owned subsidiary of GC Two Holdings Inc, ("GC Two").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Commissions Receivable and Payable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Advisor Notes Receivable

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan maturity date, the Company records both general and specific loan reserves, using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Deferred Charges

Deferred charges consist of unamortized recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the investment program's contract of approximately 20 years while transition allowances are typically amortized over the customer useful life of 4 years. As of December 31, 2020, the Company had unamortized deferred charges of $896,140. See Contract Acquisition Costs below.

Securities Owned

Securities owned are recorded on a trade date basis and are stated at fair value. As of December 31, 2020, securities owned of $ 187,974 are included in other assets. See Note 3 – "Fair Value Measurements" for more information.

Other Assets

As of December 31, 2020, other assets primarily consisted of prepaid expenses and property and equipment (see Note 5 – "Property and Equipment").

Deferred Credit

Deferred credit primarily consists of a rebate received on the signing of the Company's clearing services contract with Pershing LLC. The contract rebates are accreted over the 5.25-year remaining term of the contract at the time of signing. The unaccreted deferred credit of $1,410,468 is included in deferred credit in the Statement of Financial Condition.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented as deferred charges on the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. See Deferred Charges above.

4

Income Taxes

The Company's financial results are included in a consolidated tax return with Aretec and GC Two. The Company recognizes income tax expense using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return, except when a valuation allowance is required. See Note 6 – "Income Taxes" for more information.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's financial statement.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's financial statement.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Financial Statement and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2020, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2020 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 83,741	$ -	$ -	$ 83,741
Securities owned - recorded in other assets:				
Equity securities	187,974	-	-	187,974
Total securities owned	187,974	-	-	187,974
Total	$ 271,715	$ -	$ -	$ 271,715

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

NOTE 4 - ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's advisor notes receivable for the year ended December 31, 2020 were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance, net of allowance	$ 1,950,334	$ 54,268	$ 2,004,602
Originated loans	-	-	-
Collections	(439,152)	(4,547)	(443,699)
Forgiveness/amortization	(670,319)	-	(670,319)
Interest Accruals	3,888	284	4,172
Provision for bad debt	(296,692)	-	(296,692)
Ending balance, net of allowance	$ 548,059	$ 50,005	$ 598,064

The following table presents the Company's allowance for doubtful notes receivable due from financial advisors for the year ended December 31, 2020:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 518,888	$ -	$ 518,888
Provision for bad debt	296,692	-	296,692
Charge off, net of recovery	(621,411)	-	(621,411)
Total change	(324,719)	-	(324,719)
Ending balance	$ 194,169	$ -	$ 194,169

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for doubtful amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses as of the reporting period end. Included in other assets, outstanding advances due from advisors, net of allowance of $702,931, was $213,755 at December 31, 2020.

The following table presents the Company's allowance for doubtful commission advances due from financial advisors for the year ended December 31, 2020:

Beginning balance	$ 829,366
Provision for bad debt	(71,960)
Charge-offs, net of recoveries	(54,475)
Ending balance	$ 702,931

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, net of accumulated depreciation and amortization and recorded in other assets on the Statement of Financial Condition. Office furniture and equipment, and computer hardware and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2020:

Office furniture	$ 423,378
Leasehold improvements	294,925
Software	175,152
Computer systems	159,941
Total property and equipment	1,053,396
Less: Accumulated depreciation and amortization	(951,418)
Total property and equipment, net	$ 101,978

NOTE 6 - INCOME TAXES

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective positive evidence evaluated was the cumulative income incurred over the prior three-year period ended December 31, 2020. Such objective evidence allows for the ability to consider other subjective evidence, such as our projections for future growth.

At December 31, 2020, after a thorough review of the facts and circumstances, management determined, based on its assessment of both positive and negative evidence and objective and subjective evidence that it is more likely than not that the Company will realize all its deferred tax assets. Therefore, it is appropriate to not record a valuation allowance on the Company's deferred tax assets as of the year ended December 31, 2020.

The components of the deferred income taxes as of December 31, 2020 were as follows:

Deferred tax assets	
Net operating loss carryforward	$ 1,382,060
Goodwill	103,175
Allowance for bad debts	224,095
Accrued compensation liabilities	127,574
Legal reserves	166,721
Other	610,540
Total deferred tax assets	2,614,164
Deferred tax liabilities	
Other	(224,497)
Total deferred tax liabilities	(224,497)
Net deferred tax asset	$ 2,389,667

As of December 31, 2020, the Company had U.S. federal and state net operating losses of $12.2 million, which will begin to expire in 2033.

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2020, it had no uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2020.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2017. The Company's state income tax returns are open to audit under the statute of limitations for 2016 to 2019.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an internal revenue code section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial Group ("CFG"), a subsidiary of Aretec. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. Costs of the plans are allocated to the Company based on rates determined by CFG. The Company had no separate employee benefit plan in 2020 and relied on CFG to cover all eligible employees. All benefits that were paid by CFG were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

CFG allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include compensation and benefits, overhead services related to marketing and communication, information technology, finance and administration, operations and risk management.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

In 2020 FASI allocated expenses to its affiliates: First Allied Advisory Services ("FAAS"), FASI Insurance Services, Cetera Investment Advisors LLC and FAHI, per an expense sharing agreement.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of CFG.

As of December 31, 2020, outstanding payables to CFG in connection with these services of $867,969 were included in the related party payable balance in the Statement of Financial Condition.

Related party receivables of $1,533,501 reflects $1,030,878 receivable from Cetera Financial primarily due to Strategic Partnership revenue received by Cetera Financial on behalf of the Company. In addition, $300,000 from FASH, $165,979 from CIA and $36,644 from other affiliates.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs related to legal and regulatory proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

We have identified certain pending matters for which a loss is reasonably possible but not currently feasible to reasonably estimate the amount or a range of reasonably possible loss. The Company does not believe, based on currently available information, that the outcomes of any such matters will have a material adverse effect on the Company's financial condition.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2020, the Company complied with such requirement.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2020, the Company had net capital of $8,256,606 which was $8,006,606 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no other subsequent events have occurred that would require recognition or additional disclosure in the financial statement.

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